UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Completion of Corellium Acquisition

On December 1, 2025, Cellebrite DI Ltd. (the “Registrant” or “Cellebrite”) completed its previously announced acquisition of Corellium, Inc. (“Corellium”), pursuant to the Agreement and Plan of Merger, dated as of June 4, 2025 (the “Merger Agreement”), by and among Cellebrite, Corellium, Cellebrite Inc., a Delaware corporation and wholly owned subsidiary of Cellebrite (the “Buyer”), Valient Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Buyer (the “Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative of Corellium securityholders. Pursuant to the Merger Agreement, Merger Sub merged with and into Corellium (the “Merger”), with Corellium surviving the Merger as an indirect wholly owned subsidiary of Cellebrite.

On December 2, 2025, Cellebrite issued a press release (the “Press Release”) titled “Cellebrite Completes Acquisition of Corellium, Extending the Industry’s Most Advanced AI-Powered Digital Investigation Platform”. A copy of the Press Release is furnished herewith as Exhibit 99.1.

The contents of this Report on Form 6-K and only the sixth paragraph of the Press Release are incorporated by reference into the Registrant’s registration statements on Form S-8 (File Nos. 333-260878 and 333-278130) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 and March 21, 2024, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022, to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Cellebrite Completes Acquisition of Corellium, Extending the Industry’s Most Advanced AI-Powered Digital Investigation Platform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: December 2, 2025	By:	/s/ Holly Windham
Holly Windham
General Counsel

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